SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For August 17, 2004
    ---------------

                                BONSO ELECTRONICS
                               INTERNATIONAL INC.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)



     Unit 1106-1110, 11F, Star House 3 Salisbury Road, Tsimshatsui Kowloon,
                                   Hong Kong
                     --------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                    Form 20-F    X         Form 40-F
                               -----                  -----


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                     Yes                    No    X
                          -----                 -----

Bonso Electronics Announces Shareholder Meeting

HONG KONG, Aug. 16 /Xinhua-PRNewswire-FirstCall/ -- Bonso Electronics International, Inc. (Nasdaq: BNSO - NEWS) today announced the Annual Meeting of Shareholders will be held on 7 September 2004 at 8:30 AM (Eastern Time) at the Hilton Hotel, 145 Richmond Street, Toronto, Ontario, Canada. A proxy statement relating to the meeting will be forthcoming. All Shareholders of record as of August 3, 2004 are invited to attend.

The audited Balance sheet and Income statement for the fiscal year ended March 31, 2004 are attached. For further information, go to EDGAR on the SEC's website and view our annual report on Form 20-F filed with the SEC.

About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at HTTP://WWW.BONSO.COM.

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

    For more information please contact:
     In US George OLeary
     Tel: 949 760 9611
     Fax: 949 760 9607

     In Hong Kong Cathy Pang
     Tel: 852 2605 5822
     Fax:852 2691 1724

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                      Bonso Electronics International Inc. and Subsidiaries
                                   Consolidated Balance Sheets
                              (Expressed in United States Dollars)



                                                                               March 31
                                                                     --------------------------
                                                                          2003           2004
                                                                             $              $
Assets
Current assets
 Cash and cash equivalents                                             3,633,528     10,815,279
 Restricted cash deposits                                              4,104,168          4,337
 Trade receivables, net                                                6,191,627     10,389,769
 Inventories                                                          12,656,518     10,881,932
 Notes receivable                                                        358,188           --
 Tax recoverable                                                          52,087         58,464
 Deferred income tax assets - current                                     38,348         52,057
 Other receivables, deposits and prepayments                           1,166,234        888,658
                                                                     -----------    -----------
 Total current assets                                                 28,200,698     33,090,496
                                                                     -----------    -----------
Deposits                                                                 551,399        617,056

Deferred income tax assets - non current                                 128,887         15,178

Goodwill                                                               1,100,962      1,100,962

Brand name                                                             2,597,392      2,397,392

Property, plant and equipment

 Leasehold land and buildings                                         12,505,141     12,446,534
 Plant and machinery                                                  12,801,183     15,401,460
 Furniture, fixtures and equipment                                     5,251,171      5,798,190
 Motor vehicles                                                          343,068        344,035
                                                                     -----------    -----------
                                                                      30,900,563     33,990,219
Less: accumulated depreciation and impairment                        (14,569,165)   (17,612,858)
                                                                     -----------    -----------
 Property, plant and equipment, net                                   16,331,398     16,377,361
                                                                     -----------    -----------
 Total assets                                                         48,910,736     53,598,445
                                                                     ===========    ===========
Liabilities and shareholders' equity

Current liabilities
 Bank overdraft                                                          216,410        156,429
 Notes payable                                                         4,818,971      3,244,194
 Accounts payable                                                      6,350,527      8,280,039
 Accrued charges and deposits                                          1,827,286      2,951,797
 Income taxes payable                                                       --          279,485
 Short-term loans                                                      4,727,988      4,599,652
 Current portion of long-term debt                                       235,000        244,528
 Current portion of capital lease obligations                            247,940        433,869
                                                                     -----------    -----------
 Total current liabilities                                            18,424,122     20,189,993
                                                                     -----------    -----------
Long-term debt, net of current maturities                                543,712        613,209

Capital lease obligations, net of current maturities                      62,776        544,872

Commitments and contingencies (Notes 6(b) and 12)

Deferred income tax                                                         --           39,718

Minority interests                                                        55,275         14,203

Redeemable common stock

Redeemable common stock par value $0.003 per share
  - issued and outstanding shares: 2003 - 180,726; 2004 - 180,726      1,445,808      1,445,808

                                               3
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                       Bonso Electronics International Inc. and Subsidiaries
                                   Consolidated Balance Sheets
                              (Expressed in United States Dollars)
                                           (Continued)


                                                                           March 31(Con't)
                                                                     --------------------------
                                                                          2003           2004
                                                                             $              $

Shareholders' equity

Preferred stock par value $0.01 per share
  - authorized shares - 10,000,000
  - issued and outstanding shares: 2003-nil; 2004-nil                       --             --
Common stock par value $0.003 per share
  - authorized shares - 23,333,334
  - issued and outstanding shares : 2003-5,529,133, 2004-5,527,639        16,583         16,579
Additional paid-in capital                                            21,458,376     21,665,801
Deferred consultancy fee                                                    --             --
Retained earnings                                                      6,533,224      8,515,793
Accumulated other comprehensive income                                   409,692        552,469
Common stock held in treasury, at cost -19.900 shares                    (38,832)          --
                                                                     -----------    -----------
                                                                      28,379,043     30,750,642
                                                                     -----------    -----------
Total liabilities and shareholders' equity                            48,910,736     53,598,445
                                                                     ===========    ===========

                                               4
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



                        Bonso Electronics International Inc. and Subsidiaries
              Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
                                (Expressed in United States Dollars)



                                                                      Year ended March 31,
                                                          -----------------------------------------
                                                              2002           2003           2004
                                                                 $              $              $

Net sales                                                  53,303,101     46,330,054     74,706,725
Cost of sales                                              40,192,242     35,527,943     57,481,103
                                                          -----------    -----------    -----------
Gross margin                                               13,110,859     10,802,111     17,225,622

Selling expenses                                            2,476,285      2,466,653      3,121,900
Salaries and related costs                                  3,880,274      4,563,453      5,150,345
Research and development expenses                             426,364        392,926        739,730
Administration and general expenses                         3,411,336      3,956,858      5,709,653
Amortization of brand name                                    202,608        200,000        200,000
                                                          -----------    -----------    -----------
Income (loss) from operations                               2,713,992       (777,779)     2,303,994
Interest income                                               166,723         85,178         57,169
Interest expenses                                            (645,045)      (532,624)      (499,512)
Foreign exchange gains (losses)                               (39,954)       (96,592)        15,081
Other income                                                  181,272        169,456        752,310
Consultancy fee                                              (381,420)      (381,420)          --
                                                          -----------    -----------    -----------
Income (loss) before income taxes and minority interest     1,995,568     (1,533,781)     2,629,042
Income tax expense                                           (189,962)       (37,314)      (401,504)
                                                          -----------    -----------    -----------
Net income (loss) before minority interest                  1,805,606     (1,571,095)     2,227,538
Minority interest                                                --          (72,639)        41,072
                                                          -----------    -----------    -----------
Net income (loss)                                           1,805,606     (1,643,734)     2,268,610

Other comprehensive income, net of tax:
 Foreign currency translation adjustments net of tax             --          173,720        142,777
                                                          -----------    -----------    -----------
Comprehensive income (loss)                                 1,805,606     (1,470,014)     2,411,387
                                                          ===========    ===========    ===========

Earnings (loss) per share
 Basic                                                    $      0.32    $     (0.29)   $      0.40
                                                          ===========    ===========    ===========

 Diluted                                                  $      0.32    $     (0.29)   $      0.37
                                                          ===========    ===========    ===========

                                                 5
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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            BONSO ELECTRONICS INTERNATIONAL INC.
                                            (Registrant)



Date: August 17, 2004                       By:  /s/  Henry F. Schlueter
     ----------------                             -----------------------------
                                                      Henry F. Schlueter,
                                                      Assistant Secretary